UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes   ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: June 21, 2021	By	/s/ Santosh Haldankar
		Name:	Santosh Haldankar
		Title:	Sr. Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated June 19, 2021 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about the purchase of 4.99% stake in HDFC ERGO General Insurance Company Limited.

Exhibit I

June 19, 2021

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Re: Intimation for Purchase of 4.99 % stake in HDFC ERGO General Insurance Company Limited.

We wish to inform you that the Board of Directors of HDFC Bank Limited (“Bank”) at its meeting held on June 18, 2021 have approved the purchase of 3,55,67,724 equity shares of Rs. 10 each, representing 4.99% of the outstanding issued and paid-up share capital of HDFC ERGO General Insurance Company Limited from Housing Development Finance Corporation Limited (“HDFC Limited”), the promoter and related party of the Bank, at a price determined based on an independent valuation report, subject to receipt of necessary approvals including the regulatory approvals and approval from the shareholders of the Bank (the “Transaction”).

The relevant disclosures on the Transaction pursuant to the Listing Regulations are given below:

a.	Name of the target entity, details in brief as size, turnover etc.

HDFC ERGO General Insurance Company Limited (“HDFC ERGO”)

For the financial year ended on March 31, 2021, the turnover (Gross Written Premium) and net-worth of HDFC ERGO was Rs. 12,443.93 crore and Rs. 2,926.86 crore respectively.

b.	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arm’s length”

Transaction is with HDFC Limited, promoter and related party of the Bank, hence it is a related party transaction.

The Transaction will be carried out on an arms’ length basis post receipt of requisite regulatory approvals and compliances with the conditions precedent including approval from the shareholders.

c.	Industry to which the entity (shares in which are being acquired) belongs	General Insurance

d.	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)

HDFC ERGO has been one of the fastest growing private General Insurers in the country, having grown its Gross Written Premium at a 35% CAGR over the last 13 years.

The Bank has been a distribution partner of HDFC ERGO since 2009.

The proposed Transaction enables the Bank to participate in the growth opportunity of HDFC ERGO and augment HDFC ERGO’s growth prospects leading to long-term value creation by HDFC ERGO for its shareholders.

e.	Brief details of any governmental or regulatory approvals required for the acquisition	The Transaction will require approval from the Insurance Regulatory and Development Authority of India (“IRDAI”). The Bank will also be seeking approval from the Reserve Bank of India (“RBI”). Any other necessary regulatory/governmental approvals will be evaluated prior to the share purchase agreement for the Transaction and will be applied for as required.

f.	Indicative time period for completion of the acquisition	By September 30, 2021 (subject to completion of customary conditions precedent, including receipt of relevant regulatory and shareholders’ approvals).

g.	Nature of consideration - whether cash consideration or share swap and details of the same	Cash consideration.

h.	Cost of acquisition or the price at which the shares are acquired

The Transaction will be carried out at a price determined based on the valuation report issued by an independent valuer.

The aggregate consideration for purchase of 3,55,67,724 shares of Rs. 10 each of HDFC ERGO is Rs. 1,906.43 crore i.e. Rs. 536 per share.

i.	Percentage of shareholding / control acquired and / or number of shares acquired	3,55,67,724 equity shares of Rs. 10 each of HDFC ERGO representing 4.99 % of the current outstanding paid-up capital of HDFC ERGO.

j.	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

HDFC ERGO is a joint venture between HDFC Limited and ERGO Group AG, the primary insurance entity of the Munich Re Group of Germany. HDFC ERGO has a market share of 6.2% for FY 2020-21 (in terms of Gross Direct Premium Income) in India, and offers products like Motor, Health, Travel, Home, Personal Accident and Cyber Insurance in primarily the retail space and customized products like Property, Marine and Liability Insurance in the corporate space through its network of 203 branches and a wide distribution network.

The turnover of HDFC ERGO, measured in terms of Gross Written Premium, for the last three financial years is as under:

FY 2018-19: Rs. 8,721.80 crore

FY 2019-20: Rs. 9,760.10 crore

FY 2020-21: Rs. 12,443.93 crore

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Senior Vice President - Legal & Company Secretary